UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
  OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

     [X]  Merger

     [ ]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

          Pilgrim Worldwide Emerging Markets Fund, Inc. ("Applicant")

3.   Securities and Exchange Commission File No.:

          811-1838

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application      [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State Zip Code):

     7337 East Doubletree Ranch Road
     Scottsdale, Arizona 85258-2034
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6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Karen L. Anderberg
     Dechert
     1775 Eye Street, N.W.
     Washington, D.C. 20006
     (202) 261-3384

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Pilgrim Worldwide Emerging                 ING Pilgrim Investments, LLC
     Markets Fund, Inc.                         7337 East Doubletree Ranch Road
     7337 East Doubletree Ranch Road            Scottsdale, AZ 85258-2034
     Scottsdale, AZ 85258-2034                  1-800-992-1080
     1-800-992-1080

     ING Pilgrim Securities, Inc.
     7337 East Doubletree Ranch Road
     Scottsdale, AZ 85258-2034
     1-800-992-1080

8.   Classification of fund (check only one):

     [X]  Management company

     [ ]  United investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end       [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Lexington Management Corporation            ING Pilgrim Investments, LLC
     P.O. Box 1515                               7337 East Doubletree Ranch Road
     Park 80 West Plaza Two                      Scottsdale, Arizona 85258-2034
     Saddle Brook, New Jersey   07663

     Stratos Advisors, Inc.
     20 Exchange Place
     52nd Floor
     New York, NY 10005

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12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Lexington Funds Distributor                 ING Pilgrim Securities, Inc.
     P.O. Box 1515                               7337 East Doubletree Ranch Road
     Park 80 West Plaza Two                      Scottsdale, Arizona 85258-2034
     Saddle Brook, New Jersey   07663

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositors' name(s) and address(es):

          Not Applicable.

     (b)  Trustee's name(s) and address(es):

          Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes       [X]  No

     If Yes, for each UIT state:

          Name(s):

          File No.: 811-_____

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes       [ ]  No

     If Yes, state the date on which the board vote took place:

     November 2, 2000

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes       [ ]  No

     If Yes, state the date on which the shareholder vote took place:

     April 12, 2001

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     If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes       [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          February 20, 2001

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes       [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes       [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Not Applicable.

     Were any distributions to shareholders made in kind?

          [ ]  Yes       [X]  No

     If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.  Closed-end funds only:

          Not Applicable.

     Has the fund issued senior securities?

     [ ]  Yes       [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes       [ ]  No

     If No,

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     (a)  How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes       [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [ ]  Yes       [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [ ]  Yes       [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes       [X]  No

     If yes,

     (a)  Describe the type and amount of each debt or other liability:

          The Applicant incurred liabilities resulting from its reorganization as depicted below in Item 22. To its knowledge, Applicant has no other debts or liabilities outstanding as of the date of this application.

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

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IV.  Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation*:

          (i)  Legal expenses:                                          $ 21,220

          (ii) Accounting expenses:                                     $ 22,172

          (iii) Other expenses (list and identify separately):

               a.   Transfer Agent:                        $   832
               b.   Press Release (Biz wire):              $   289
               c.   Registration (Clear Sky):              $ 3,688
               d.   Postage:                               $26,087
               e.   Printing:                              $35,373

               TOTAL OTHER EXPENSES                                     $ 66,269

          (iv) Total expenses (sum of lines (i) - (iii) above):         $109,661

          *Expenses listed above are aggregated for the reorganizations of Pilgrim Worldwide Emerging Markets Fund, Pilgrim Emerging Markets Value Fund, and ING Emerging Markets Equity Fund into Pilgrim Emerging Countries Fund.

     (b)  How were those expenses allocated?

          All expenses of the Applicant incurred in connection with its reorganization have been or will be borne (i) 50% by the Applicant and the fund into which the Applicant has reorganized (the "Surviving Fund"), allocated pro rata based on the relative net assets of the Applicant and the Surviving Fund at the time of the record date for determining the shareholders of the Applicant entitled to vote on the reorganization, and (ii) 50% by ING Pilgrim Investments, LLC (the "Manager").

     (c)  Who paid those expenses?

          See Item 22(b).

     (d)  How did the fund pay for unamortized expenses (if any)?

          Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes       [X]  No

     If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes       [X]  No

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     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes       [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

          Pilgrim Emerging Countries Fund, a series of Pilgrim Mutual Funds

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          811-7428

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          Form:          N-14
          File No:       333-51202
          Filing Date:   December 4, 2000

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

          Not Applicable.

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                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of the Pilgrim Worldwide Emerging Markets Fund, Inc., (ii) she is the Secretary of Pilgrim Worldwide Emerging Markets Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

Date: October 10, 2001                  /s/ Kimberly A. Anderson
                                        ----------------------------------------
                                        Kimberly A. Anderson
                                        Vice President and Secretary


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